UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                         (Amendment No.  1  )*

                       Socket Communications, Inc.
       ------------------------------------------------------------
                           (Name of Issuer)

                Common Stock, par value $0.001 per share
       ------------------------------------------------------------
                     (Title of Class of Securities)

                      833672 10 8 / 833572 11 6
       ------------------------------------------------------------
                           (CUSIP Number)

               David Dunlap c/o Socket Communications
               37400 Central Court, Newark, CA  94560
       ------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized
                 to Receive Notices and Communications)

                          November 30, 1998
       ------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            SCHEDULE 13D


CUSIP No. 833672 10 8                                     Page 2 of 5

----------------------------------------------------------------------
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                ForetagsByggarna B.V.
----------------------------------------------------------------------
CHECK THE APPROPRIATE BOX IF A MEMBER                         (a) [ ]
OF A GROUP (SEE INSTRUCTIONS)                                 (b) [X]
----------------------------------------------------------------------
SEC USE ONLY

----------------------------------------------------------------------
SOURCE OF FUNDS (SEE INSTRUCTIONS)
                                                                   WC
----------------------------------------------------------------------
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                [ ]
----------------------------------------------------------------------
CITIZENSHIP OR PLACE OF ORGANIZATION
                                                      The Netherlands
----------------------------------------------------------------------
NUMBER OF     (7) SOLE VOTING POWER
SHARES                                                        585,329
BENEFICIALLY ---------------------------------------------------------
OWNED BY      (8) SHARED VOTING POWER
EACH                                                                0
REPORTING    ---------------------------------------------------------
PERSON        (9) SOLE DISPOSITIVE POWER
WITH                                                          585,329
             ---------------------------------------------------------
             (10) SHARED DISPOSITIVE POWER
                                                                    0
----------------------------------------------------------------------
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                              585,329
----------------------------------------------------------------------
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS)                                                [ ]
----------------------------------------------------------------------
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                 7.7%
----------------------------------------------------------------------
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                                               CO, IV
----------------------------------------------------------------------

                            SCHEDULE 13D


CUSIP No. 833672 10 8                                     Page 3 of 5

----------------------------------------------------------------------
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                        Lars Lindgren
----------------------------------------------------------------------
CHECK THE APPROPRIATE BOX IF A MEMBER                         (a) [ ]
OF A GROUP (SEE INSTRUCTIONS)                                 (b) [X]
----------------------------------------------------------------------
SEC USE ONLY

----------------------------------------------------------------------
SOURCE OF FUNDS (SEE INSTRUCTIONS)
                                                                   AF
----------------------------------------------------------------------
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                [ ]
----------------------------------------------------------------------
CITIZENSHIP OR PLACE OF ORGANIZATION
                                                              Swedish
----------------------------------------------------------------------
NUMBER OF     (7) SOLE VOTING POWER
SHARES                                                        585,329
BENEFICIALLY ---------------------------------------------------------
OWNED BY      (8) SHARED VOTING POWER
EACH                                                                0
REPORTING    ---------------------------------------------------------
PERSON        (9) SOLE DISPOSITIVE POWER
WITH                                                          585,329
             ---------------------------------------------------------
             (10) SHARED DISPOSITIVE POWER
                                                                    0
----------------------------------------------------------------------
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                              585,329
----------------------------------------------------------------------
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS)                                                [ ]
----------------------------------------------------------------------
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                 7.7%
----------------------------------------------------------------------
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                                                   IN
----------------------------------------------------------------------

                            SCHEDULE 13D

Item 1.  Security and Issuer.

This Schedule 13D relates to Common Stock, par value $0.001 per share
(the "Common Stock"), of Socket Communications, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 37400 Central Court, Newark, CA 94560.

Item 2.  Identity and Background.

Reporting Person:  ForetagsByggarna B.V.

(a) ForetagsByggarna B.V. ("FB").
(b) The address of FB is
        A.J. Erststraat 595 H
        1082 LD Amsterdam
        The Netherlands
(c) Investment company with venture capital investments in public and private companies.
(d) During the last five years, FB has not been convicted on a criminal proceeding.
(e) During the last five years, FB was not a party to a civil proceeding of a judicial or administrative body as a result of which FB was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) FB was formed under the laws of the Netherlands.


Executive Officers and Directors of FB:  B.V. European Trust Services
Amsterdam

(a), (b), (c), and (f) The sole director and executive officer of FB is B.V. European Trust Services Amsterdam (E.T.S.A.) ("EUROPEAN TRUST"), a corporation formed under the laws of The Netherlands and engaged in providing management and administrative services to corporations and other business organizations. The business address of such person is A.J. Ernststraat 595H, 7th Floor, 1082 LD Amsterdam, The Netherlands. The executive officers and proxy holders of European Trust are as follows:
Mark van Santen (Managing Director), Antonie Marten Schuller (Assistant Managing Director), Evert Jacobus Jozef Meilink (Proxy Holder) and Jan Scheelings (Proxy Holder). All such executive officers and proxy holders are citizens of The Netherlands and the business address of each person is A.J. Ernststraat 595H, 7th Floor, 1082 LD Amsterdam, The Netherlands.

(d) During the lasts five years, none of European Trust or any of its executive officers or proxy holders has been convicted in a criminal proceeding.

(e) During the last five years, none of European Trust or any of its executive officers or proxy holders has been a party to a civil proceeding of a judicial or administrative body as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                            SCHEDULE 13D

Reporting Person:  Lars Lindgren

(a) Lars Lindgren

(b) Norrmalmstorg 14
    111 46 Stockholm, Sweden


(c) Engages in venture capital investments and activities, serves as a consultant to FB and is a partner in ForetagsByggarna AB, Norrmalmstorg 14, 111 46 Stockholm, Sweden.

(d) During the last five years, Mr. Lindgren has not been convicted in a criminal proceeding.

(e) During the last five years, Mr. Lindgren was not a party to a civil proceeding of a judicial or administrative body as a result of which Mr. Lindgren was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Swedish citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

   FB relied solely on its working capital to purchase 80,000 shares of Common Stock of the Issuer on the open market (the "Shares").

Item 4.  Purpose of Transaction.

   FB purchased the Shares for the purpose of investing in the Issuer.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date of this Schedule 13D, FB and Mr. Lindgren beneficially own 585,329 shares of the Issuer's Common Stock, 7.7% of
    the issued and outstanding shares of the Issuer's Common Stock.   Of
    these 585,329 shares, 4,583 shares are subject to an option held by Mr. Lindgren to purchase the Issuer's Common Stock.

(b) Mr. Lindgren has sole power to vote and dispose of all 585,329 shares of the Issuer's Common Stock beneficially owned by FB and Mr. Lindgren.

(c) On November 30, 1998, Mr. Lindgren directed the purchase on the open market by FB of 80,000 shares of Common Stock of the Issuer at a price per share of $0.31.

(d) No person other than FB or Mr. Lindgren has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by FB and Mr. Lindgren.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   None.

Item 7.  Material to be Filed as Exhibits.

   None.

                            SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: March 19, 1999    ForetagsByggarna B.V., a Netherlands Corporation

                         By: /s/ Lars Lindgren
                             ----------------------
                             Lars Lindgren

Dated: March 19, 1999        /s/ Lars Lindgren
                             ----------------------
                             Lars Lindgren